Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2017

Results

CHONGQING, China—February 28, 2018—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2017.

Fourth Quarter 2017 Financial and Operating Highlights

•	Polysilicon production volume of 5,339 MT in Q4 2017, compared to 4,940 MT in Q3 2017
•	Polysilicon external sales volume(1) of 4,730 MT in Q4 2017, compared to 4,500 MT in Q3 2017
•	Polysilicon average total production cost(2) of $9.40/kg in Q4 2017, compared to $8.95/kg in Q3 2017
•	Polysilicon average cash cost(2) of $7.64/kg in Q4 2017, compared to $7.16/kg in Q3 2017
•	Polysilicon average selling price (ASP) was $19.09/kg in Q4 2017, increasing from $16.19/kg in Q3 2017
•	Solar wafer sales volume of 22.3 million pieces in Q4 2017, compared to 26.4 million pieces in Q3 2017
•	Revenue of $103.7 million in Q4 2017, increasing from $89.4 million in Q3 2017
•	Gross profit of $46.9 million in Q4 2017, increasing from $36.4 million in Q3 2017. Gross margin of 45.2% in Q4 2017, increasing from 40.8% in Q3 2017
•	Non-GAAP gross margin(3) of 45.6% in Q4 2017, increasing from 41.3% in Q3 2017
•	EBITDA (non-GAAP)(3) of $53.6 million in Q4 2017, increasing from $42.3 million in Q3 2017
•	EBITDA margin (non-GAAP)(3) of 51.7% in Q4 2017, increasing from 47.4% in Q3 2017
•	Net income attributable to Daqo New Energy shareholders of $33.7 million in Q4 2017, increasing from $24.1 million in Q3 2017 and $4.1 million in Q4 2016
•	Earnings per basic American Depository Share (ADS) of $3.16 in Q4 2017, increasing from $2.28 in Q3 2017, and $0.39 in Q4 2016
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $35.3 million in Q4 2017, increasing from $25.6 million in Q3 2017 and $6.2 million in Q4 2016
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $3.31 in Q4 2017, increasing from $2.42 in Q3 2017, and $0.59 in Q4 2016

	Three months ended
US$ millions except as indicated otherwise	December 31, 2017	September 30, 2017	December 31, 2016
Revenues	103.7	89.4	46.1
Gross profit	46.9	36.4	14.2
Gross margin	45.2%	40.8%	30.7%
Operating income	43.6	32.8	9.6
Net income attributable to Daqo New Energy Corp. shareholders	33.7	24.1	4.1
Earnings per basic ADS ($ per ADS)	3.16	2.28	0.39
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	35.3	25.6	6.2
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	3.31	2.42	0.59
Non-GAAP gross profit(3)	47.3	36.9	15.8
Non-GAAP gross margin(3) (%)	45.6%	41.3%	34.1%
EBITDA (non-GAAP)(3)	53.6	42.3	17.6
EBITDA margin(3) (non-GAAP)	51.7%	47.4%	38.3%
Polysilicon sales volume (MT) (1)	4,730	4,500	2,209
Polysilicon production cost ($/kg)(2)	9.40	8.95	9.98
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.64	7.16	7.34

1

Full Year 2017 Financial and Operating Highlights

•	Polysilicon production volume of 20,200 MT in 2017, an increase of 54.6% from 13,068 MT in 2016
•	Polysilicon external sales volume(1) of 17,950 MT in 2017, an increase of 64.9% from 10,883 MT in 2016
•	Solar Wafer sales volume of 98.0 million pieces in 2017, an increase of 18.4% from 82.8 million pieces in 2016
•	Revenue of $352.9 million in 2017, an increase of 54.0% from $229.1 million in 2016
•	Gross profit of $143.5 million in 2017, increasing from $80.4 million in 2016. Gross margin of 40.7% in 2017, increasing from 35.1% in 2016
•	Non-GAAP gross margin(3) of 41.4% in 2017, increasing from 38.1% in 2016
•	EBITDA (non-GAAP)(3) of $ 167.5 million in 2017, an increase of 68.7% from $99.3 million in 2016
•	EBITDA margin (non-GAAP)(3) of 47.5% in 2017, increasing from 43.3% in 2016
•	Net income attributable to Daqo New Energy Corp. shareholders of $92.8 million in 2017, an increase of 113.5% from $43.5 million in 2016
•	Earnings per basic ADS of $8.76 in 2017, an increase of 111.1% from $4.15 in 2016
•	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders of $99.5 million in 2017, an increase of 87.3% from $53.1 million in 2016
•	Adjusted earnings per basic ADS (non-GAAP)(3) of $9.38 in 2017, an increase of 85.0% from $5.07 in 2016

Notes:

(1)       The Company’s polysilicon external sales volume excludes internal sales to Daqo New Energy’s Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been received by customers, and thus the corresponding revenue has been recognized during the period indicated.

(2)       Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(3)        Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

2

Management Remarks

“The fourth quarter of 2017 was an excellent quarter for Daqo New Energy in terms of both operational and financial performance, which concluded our fiscal year of 2017 as the best year in the Company’s history. I would like to thank our entire team for their hard work and dedication for delivering such an outstanding financial and operational performance,” commented Mr. Longgen Zhang, CEO of Daqo New Energy.

“Despite the annual maintenance of our facilities and its impact on our operations during the quarter, we were able to produce 5,339 MT of polysilicon during the quarter, a new record for the Company. This was a direct result of our continuing focus on improving operational efficiency and maximizing overall output. Demand for our high-quality polysilicon products remained strong, allowing us to sell a record high of 4,730 MT of polysilicon during the quarter to external customers while generating total revenue of $103.7 million, an increase of 16.0% sequentially and 125% year-over-year. During the fourth quarter, the Company generated $33.7 million in net income attributable to Daqo New Energy shareholders and $53.6 million in EBITDA with an EBITDA margin of 51.7%. The fourth quarter earnings per basic ADS were $3.16, an increase of 38.6% from $2.28 in the prior quarter, and up 710.3% from fourth quarter of 2016.”

“2017 was the strongest year in the Company’s history. We produced 20,200 MT of polysilicon throughout the year, 12.2% more than our nameplate capacity of 18,000 MT. Our financial performance in 2017 was significantly better than in 2016, with revenues of $352.9 million, EBITDA of $167.5 million, net income attributable to Daqo New Energy shareholders of $92.8 million and net cash provided by operating activities of $142.7 million. While we are in a capital-intensive industry, our debt ratio improved to a healthy level of 47.3% by the end of 2017, compared to 58.6% at the end of 2016 which further strengthened our competitive positioning in the market.”

“Our focus throughout the quarter and going into 2018 remains on reducing costs. Having successfully completed the annual maintenance of our facilities in October 2017, we resumed production with improved manufacturing efficiency. While average polysilicon production cost increased sequentially during the quarter, primarily due to higher raw material prices and the impact of an appreciation of RMB, our two biggest polysilicon manufacturing cost components, unit electricity consumption and unit silicon metal consumption, hit their lowest levels ever in December 2017. We are already working on several additional technological improvements that we expect will further reduce our costs in 2018.”

“We are also devoting increasing resources to R&D and quality improvement. We continue to improve our front-end manufacturing process and post-production handling techniques to reduce impurities. This resulted in record levels of production for both electronic-grade polysilicon and mono-crystalline-grade polysilicon in January 2018. We are pleased with this achievement and believe it demonstrates the strength and effectiveness of our overall strategy and is another step towards becoming the leading supplier of electronic-grade and mono-crystalline-grade polysilicon in China."

“In 2017, approximately 100 GW of solar PV panels were installed globally. China continued to rank as the leading solar PV market in the world with total installations of approximately 53 GW. The United States, India and Japan rank as other top solar markets globally in 2017. According to the latest solar PV market reports, we expect to see low double-digit installation growth globally in 2018, with growth expected to pick up further in 2019. In addition, we are seeing rapid growth in demand for high-efficiency mono crystalline wafers as well as continued growth in demand for ultra-high purity mono-crystalline-grade polysilicon which only very few Chinese producers are able to produce. Demand for high-purity polysilicon products continues to be strong. We will continue to improve the quality of our polysilicon products and expect to increase production levels of polysilicon for mono wafers application.”

“We completed the foundation and initial preparation work for our Phase 3B capacity expansion project during the quarter. Facility design and equipment procurement are progressing well and on schedule. With strong customer demand for our high-quality polysilicon products, we are planning to accelerate the construction pace so that we can begin production sooner. We expect to complete the entire Phase 3B project and begin pilot production in the first half of 2019, and reach full capacity of 30,000 MT by mid-2019. With the newly added capacity and our competitive advantages in polysilicon quality and production costs, we are strengthening our polysilicon manufacturing leadership position and are confident in our ability to meet growing demand and create additional value for our shareholders.”

3

Outlook and guidance

The Company expects to produce approximately 5,300 MT to 5,500 MT of polysilicon and sell approximately 4,900 MT to 5,100 MT of polysilicon to external customers during the first quarter of 2018. The above external sales guidance excludes shipments of polysilicon to be used internally by the Company’s Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 15.0 million to 20.0 million pieces for the first quarter of 2018. For the full year of 2018, the Company expects to produce approximately 22,000 to 23,000 MT of polysilicon, inclusive of the impact of our annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to change. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2017 Results

Revenues

Revenues were $103.7 million, compared to $89.4 million in the third quarter of 2017 and $46.1 million in the fourth quarter of 2016.

Revenues from polysilicon sales to external customers were $89.8 million, compared to $72.9 million in the third quarter of 2017 and $32.8 million in the fourth quarter of 2016. External polysilicon sales volume was 4,730 MT, compared to 4,500 MT in the third quarter of 2017, and 2,209 MT in the fourth quarter of 2016. The sequential increase in polysilicon revenues was primarily due to higher polysilicon sales volume and higher ASPs.

Revenues from wafer sales were $13.9 million, compared to $16.5 million in the third quarter of 2017 and $13.4 million in the fourth quarter of 2016. Wafer sales volume was 22.3 million pieces, compared to 26.4 million pieces in the third quarter of 2017 and 21.3 million pieces in the fourth quarter of 2016. The sequential decrease in wafer revenues was primarily due to lower sales volume and lower wafer ASPs.

Gross profit and margin

Gross profit was approximately $46.9 million, compared to $36.4 million in the third quarter of 2017 and $14.2 million in the fourth quarter of 2016. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon assets in Chongqing, was approximately $47.3 million, compared to $36.9 million in the third quarter of 2017 and $15.8 million in the fourth quarter of 2016.

Gross margin was 45.2%, compared to 40.8% in the third quarter of 2017 and 30.7% in the fourth quarter of 2016. The sequential increase in gross margin was primarily due to higher quarterly polysilicon ASPs offset by slightly higher polysilicon production cost affected by cost increase in raw materials and RMB’s appreciation, as well as lower quarterly wafer gross margin.

In the fourth quarter of 2017, total costs related to the non-operational Chongqing polysilicon assets including depreciation were $0.4 million, compared to $0.5 million in the third quarter of 2017 and $1.6 million in the fourth quarter of 2016. The decrease in such costs was due to relocation of the idle equipment from the Company’s Chongqing polysilicon plant to Xinjiang polysilicon plant. Excluding such costs, the non-GAAP gross margin was approximately 45.6%, compared to 41.3% in the third quarter of 2017 and 34.1% in the fourth quarter of 2016.

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Selling, general and administrative expenses

Selling, general and administrative expenses were $4.7 million, compared to $4.4 million in the third quarter of 2017 and $3.5 million in the fourth quarter of 2016.

Research and development expenses

Research and development (R&D) expenses were approximately $0.1 million, compared to $0.1 million in the third quarter of 2017 and $2.8 million in the fourth quarter of 2016. Research and development expenses could vary from period to period and reflected R&D activities that took place during the quarter.

Other operating income

Other operating income was $4.4 million, compared to $0.8 million in the third quarter of 2017 and $1.9 million in the fourth quarter of 2016. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Impairment of long-lived assets

The Company recognized $3.0 million and $0.2 million fixed assets impairment loss for its Chongqing polysilicon facilities in the fourth quarter of 2017 and 2016, respectively. The Company has relocated and will continue to relocate some of the Company’s temporarily idle polysilicon machinery and equipment in Chongqing to the Company’s Xinjiang polysilicon manufacturing facility. However, after further evaluations, some assets were identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. Thus, such assets were recorded as an impairment loss of long-lived assets.

Operating income and margin

As a result of the foregoing, operating income was $43.6 million, compared to $32.8 million in the third quarter of 2017 and $9.6 million in the fourth quarter of 2016.

Operating margin was 42.0%, compared to 36.7% in the third quarter of 2017 and 20.7% in the fourth quarter of 2016.

Interest expense

Interest expense was $4.1 million, compared to $4.3 million in the third quarter of 2017 and $4.1 million in the fourth quarter of 2016.

EBITDA

EBITDA was $53.6 million, compared to $42.3 million in the third quarter of 2017 and $17.6 million in the fourth quarter of 2016. EBITDA margin was 51.7%, compared to 47.4% in the third quarter of 2017 and 38.3% in the fourth quarter of 2016.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $33.7 million, compared to $24.1 million in the third quarter of 2017 and $4.1 million in the fourth quarter of 2016.

Earnings per basic ADS were $3.16, compared to $2.28 in the third quarter of 2017 and $0.39 in the fourth quarter of 2016.

5

Financial Condition

As of December 31, 2017, the Company had $72.7 million in cash and cash equivalents and restricted cash, compared to $61.6 million as of September 30, 2017 and $31.9 million as of December 31, 2016. As of December 31, 2017, the accounts receivable balance was $3.0 million, compared to $4.6 million as of September 30, 2017 and $4.8 million as of December 31, 2016. As of December 31, 2017, the notes receivable balance was $27.3 million, compared to $25.3 million as of September 30, 2017 and $13.0 million as of December 31, 2016. As of December 31, 2017, total borrowings were $212.9 million, of which $113.6 million were long-term borrowings, compared to total borrowings of $216.8 million, including $119.3 million long-term borrowings, as of September 30, 2017 and total borrowings of $217.9 million, including $111.9 million long-term borrowings, as of December 31, 2016.

Cash Flows

For the twelve months ended December 31, 2017, net cash provided by operating activities was $142.7 million, an increase of 44.6% from $98.7 million in the same period of 2016. The increase was primarily due to improved profitability in our polysilicon segment.

For the twelve months ended December 31, 2017, net cash used in investing activities was $63.1 million, compared to $66.1 million in the same period of 2016. The net cash used in investing activities in 2017 and 2016 was primarily related to the capital expenditure on the Xinjiang Phase 3A polysilicon projects.

For the twelve months ended December 31, 2017, net cash used in financing activities was $37.4 million, compared to $30.3 million in the same period of 2016. Net cash used in financing activities in 2017 and 2016 primarily consists of repayment of related party loans and bank borrowings.

Full Year 2017 Results

Revenues

Revenues were $352.9 million in 2017, an increase of 54.0% from $229.1 million in 2016.

Revenues from polysilicon sales to external customers were $294.1 million in 2017, an increase of 75.5% from $167.5 million in 2016. During the first quarter of 2017, we fully ramped up our Xinjiang polysilicon facility to 18,000 MT annual capacity and achieved full production. Our annual polysilicon production volume increased by 54.6% from 13,068 MT in 2016 to 20,200 MT in 2017. Our external polysilicon sales volume increased by 64.9% from 10,883 MT in 2016 to 17,950 MT in 2017. In addition, our polysilicon ASPs also improved from $15.42/kg in 2016 to $16.41/kg in 2017.

Revenues from wafer sales were $58.8 million in 2017, compared to $61.6 million in 2016. Wafer sales volume was 98.0 million pieces, an increase of 18.4% from 82.8 million pieces in 2016. The decrease in wafer revenues as compared to 2016 was primarily due to lower ASPs.

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Gross profit and margin

Gross profit was $143.5 million in 2017, an increase of 78.4% from $80.4 million in 2016. Gross margin was 40.7% in 2017, increased from 35.1% in 2016. The improvement in gross profit and gross margin was primarily attributable to our polysilicon segment.

Gross profit of the Company’s polysilicon segment excluding costs related to the Chongqing idle polysilicon facilities, was $143.1 million in 2017, an increase of 83.1% from $78.2 million in 2016. Gross margin of the Company’s polysilicon segment was 48.7%, increased from 46.7% in 2016. The increase in polysilicon gross profit and gross margin excluding costs related to the Chongqing idle polysilicon facilities was primarily due to higher sales volume, higher ASPs and improvement in polysilicon cost structure. The Company sold 17,950 MT of polysilicon in 2017, an increase of 64.9% from 10,883 MT in 2016. The Company’s annual polysilicon ASP increased 6.4% from $15.42/kg in 2016 to $16.41/kg in 2017. The Company’s annual average polysilicon production cost (including depreciation) decreased by 4.2% from $9.23/kg in 2016 to $8.84/kg in 2017.

Gross profit of our wafer segment was $2.8 million in 2017, a decrease from $9.2 million in 2016. Gross margin of our wafer segment was 4.7% in 2017, as compared to 14.9% in 2016. The decrease in wafer gross profit and gross margin was primarily due to lower ASPs, despite lower average manufacturing costs when compared to 2016.

Total costs related to the non-operational Chongqing polysilicon plant including depreciation were $2.4 million in 2017, a decrease from $6.9 million in 2016. The decrease was due to relocation of the idle equipment from the Company’s Chongqing polysilicon plant to Xinjiang polysilicon plant. Excluding such costs, the non-GAAP gross margin was approximately 41.4% in 2017, an increase from 38.1% in 2016.

Selling, general and administrative expenses

Selling, general and administrative expenses were $17.7 million in 2017, compared to $16.1 million in 2016. The increase in selling, general and administrative expenses was primarily due to increased shipping cost, as a result of higher polysilicon shipping volume.

Research and development expenses

Research and development (R&D) expenses were $0.9 million in 2017, compared to $4.0 million in 2016. Research and development expenses could vary from period to period and reflected R&D activities that took place during the period.

Other operating income

Other operating income was $6.8 million in 2017, compared to $5.3 million in 2016, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which varies from period to period at the discretion of the government.

Impairment of long-lived assets

The Company recognized a $3.0 million and $0.2 million in impairment loss related to the long-lived assets of its Chongqing polysilicon facilities in 2017 and 2016, respectively. The Company has relocated and will continue to relocate some of the Company’s temporarily idle polysilicon machinery and equipment in Chongqing to the Company’s Xinjiang polysilicon manufacturing facility. However, after further evaluations, some assets were identified as non-transferrable and/or not able to be reutilized by its Xinjiang polysilicon manufacturing or expansion projects. Thus, such assets were recorded as the impairment loss of long-lived assets.

Operating income and margin

As a result of the foregoing, operating income was $128.7 million in 2017, an increase of 96.7% from $65.4 million in 2016. Operating margin was 36.5% in 2017, increasing from 28.6% in 2016.

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Interest expense

Interest expense was $18.0 million in 2017, compared to $14.6 million in 2016.

Income tax expense

Income tax expenses were $17.3 million in 2017, compared to $7.4 million in 2016. The increase was primarily due to the strong growth in income before income taxes as of a result of the foregoing discussion.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

Net income attributable to Daqo New Energy Corp. shareholders of $92.8 million in 2017, an increase of 113.5% from $43.5 million in 2016. Earnings per basic ADS were $8.76 in 2017, an increase of 111.1% from $4.15 in 2016.

Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $99.5 million in 2017, an increase of 87.3% from $53.1 million in 2016. Adjusted earnings per basic ADS (non-GAAP) were of $9.38 in 2017, an increase of 85.0% from $5.07 in 2016.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company expects a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

8

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on February 28, 2018.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
China Beijing local toll:	+86-105-357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20180228/default.aspx

A replay of the call will be available 1 hour after the end of the conference through March 7, 2018.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10117521

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

9

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For more information, please visit http:// http://daqo.gotoip1.com/

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2018 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016	2017	2016

Revenues	$103,675	$89,366	$46,116	$352,852	$229,101
Cost of revenues	(56,782)	(52,925)	(31,941)	(209,379)	(148,673)
Gross profit	46,893	36,441	14,175	143,473	80,428
Operating expenses
Selling, general and administrative expenses	(4,681)	(4,410)	(3,512)	(17,664)	(16,104)
Research and development expenses	(51)	(104)	(2,775)	(881)	(4,001)
Other operating income	4,403	841	1,862	6,770	5,325
Impairment of long-lived assets	(2,988)	-	(199)	(2,988)	(199)
Total operating expenses	(3,317)	(3,673)	(4,624)	(14,763)	(14,979)
Income from operations	43,576	32,768	9,551	128,710	65,449
Interest expense	(4,056)	(4,318)	(4,099)	(18,005)	(14,568)
Interest income	185	117	17	487	408
Foreign exchange gain (loss)	(8)	2	(4)	(5)	(7)
Income before income taxes	39,697	28,569	5,465	111,187	51,282
Income tax expense	(5,605)	(4,218)	(1,281)	(17,332)	(7,358)
Net income	34,092	24,351	4,184	93,855	43,924
Net income attributable to noncontrolling interest	380	242	55	1,014	430
Net income attributable to Daqo New Energy Corp. shareholders	$33,712	$24,109	$4,129	$92,841	$43,494

Net income	34,092	24,351	4,184	93,855	43,924
Other comprehensive income (loss):
Foreign currency translation adjustments	8,904	6,004	(10,625)	21,978	(17,605)
Total other comprehensive income (loss)	8,904	6,004	(10,625)	21,978	(17,605)
Comprehensive income (loss)	42,996	30,355	(6,441)	115,833	26,319
Comprehensive income (loss) attributable to noncontrolling interest	444	281	(9)	1,163	327
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	$42,552	$30,074	($6,432)	$114,670	$25,992

Income per ADS
Basic	3.16	2.28	0.39	8.76	4.15
Diluted	3.02	2.22	0.39	8.50	4.11
Weighted average ADS outstanding
Basic	10,680,120	10,570,485	10,508,261	10,602,838	10,469,690
Diluted	11,170,576	10,874,914	10,642,404	10,917,053	10,592,710

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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31, 2017	Sep 30, 2017	Dec 31, 2016

ASSETS:
Current Assets:
Cash and cash equivalents	$60,677	$40,903	$15,987
Restricted cash	11,990	20,657	15,893
Accounts receivable, net	2,972	4,612	4,836
Notes receivable	27,286	25,254	13,026
Prepaid expenses and other current assets	8,183	6,959	8,028
Advances to suppliers	2,656	3,421	1,723
Inventories	19,603	17,310	12,281
Amount due from related parties	8,997	5,112	1,529
Total current assets	142,364	124,228	73,303
Property, plant and equipment, net	579,129	558,476	557,428
Prepaid land use right	25,889	25,455	24,810
Deferred tax assets	714	611	586
Investment accounted for under cost-method	687	607	582
TOTAL ASSETS	748,783	709,377	656,709

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	99,300	97,527	105,980
Accounts payable	22,406	18,446	18,745
Notes payable	16,877	29,494	25,732
Advances from customers	16,691	16,686	7,520
Payables for purchases of property, plant and equipment	25,144	24,202	51,323
Accrued expenses and other current liabilities	16,134	11,415	8,320
Amount due to related parties	6,770	12,177	26,830
Income tax payable	13,191	7,951	5,300
Total current liabilities	216,513	217,898	249,750
Long-term borrowings	113,588	119,312	111,949
Other long-term liabilities	24,154	23,783	23,280
TOTAL LIABILITIES	354,255	360,993	384,979

EQUITY:
Ordinary shares	27	27	27
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	247,077	243,930	240,112
Accumulated gains	133,274	99,560	40,432
Accumulated other comprehensive income	13,107	4,268	(8,721)
Total Daqo New Energy Corp.’s shareholders’ equity	391,736	346,036	270,101
Noncontrolling interest	2,792	2,348	1,629
Total equity	394,528	348,384	271,730
TOTAL LIABILITIES & EQUITY	748,783	709,377	656,709

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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the twelve months ended December 31,
	2017	2016
Operating Activities:
Net income	$93,855	$43,924
Adjustments to reconcile net income to net cash provided by operating activities:
Long-lived assets impairment	2,988	199
Share-based compensation	4,200	2,702
Reversal of allowance for doubtful accounts	(3)	(1,053)
Depreciation of property, plant and equipment	38,824	33,822
Disposal of assets loss	155	181

Changes in operating assets and liabilities:
Accounts receivable	2,112	14,891
Notes receivable	(12,884)	(2,635)
Prepaid expenses and other current assets	899	3,416
Advances to suppliers	(786)	(761)
Inventories	(6,253)	(2,258)
Amount due from related parties	(6,739)	(1,318)
Amount due to related parties	849	1,815
Prepaid land use rights	573	557
Accounts payable	2,305	2,386
Notes payable	786	(1,404)
Accrued expenses and other current liabilities	6,984	261
Income tax payable	7,254	4,420
Advances from customers	8,342	(134)
Deferred tax assets	(85)	-
Deferred government subsidies	(671)	(339)
Net cash provided by operating activities	142,705	98,672

Investing activities:
Purchases of property, plant and equipment	(67,837)	(67,477)
Investment accounted for under cost-method	(64)	(582)
Decrease in restricted cash	4,791	1,936
Net cash used in investing activities	(63,110)	(66,123)

Financing activities:
Proceeds from related parties loans	63,172	126,401
Repayment of related parties loans	(83,755)	(148,463)
Proceeds from bank borrowings	91,989	106,987
Repayment of bank borrowings	(111,000)	(116,255)
Cash received from exercise of options	2,239	1,052
Net cash used in financing activities	(37,355)	(30,278)

Effect of exchange rate changes	2,450	(774)
Net increase in cash and cash equivalents	44,690	1,497
Cash and cash equivalents at the beginning of the year	15,987	14,490
Cash and cash equivalents at the end of the year	60,677	15,987

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Twelve months ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Gross profit	46,893	36,441	14,175	143,473	80,428
Costs related to the non-operational Chongqing polysilicon operations	443	454	1,588	2,444	6,913
Non-GAAP gross profit	47,336	36,895	15,763	145,917	87,341

	Three months Ended			Twelve months ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Gross margin	45.2%	40.8%	30.7%	40.7%	35.1%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	0.4%	0.5%	3.4%	0.7%	3.0%
Non-GAAP gross margin	45.6%	41.3%	34.1%	41.4%	38.1%

	Three months Ended			Twelve months ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Net income	34,092	24,351	4,184	93,855	43,924
Income tax expense	5,605	4,218	1,281	17,332	7,358
Interest expense	4,056	4,318	4,099	18,005	14,568
Interest income	(185)	(117)	(17)	(487)	(408)
Depreciation	10,044	9,572	8,095	38,824	33,822
EBITDA (non-GAAP)	53,612	42,342	17,642	167,529	99,264
EBIDTA margin (non-GAAP)	51.7%	47.4%	38.3%	47.5%	43.3%

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	Three months Ended			Twelve months ended
	Dec. 31, 2017	Sep. 30, 2017	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2016
Net income attributable to Daqo New Energy Corp. shareholders	33,712	24,109	4,129	92,841	43,494
Costs related to the non-operational Chongqing polysilicon operations	443	454	1,588	2,444	6,913
Share-based compensation	1,170	1,045	443	4,200	2,702
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	35,325	25,608	6,160	99,485	53,109
Adjusted earnings per basic ADS (non-GAAP)	$3.31	$2.42	$0.59	$9.38	$5.07
Adjusted earnings per diluted ADS (non-GAAP)	$3.16	$2.35	$0.58	$9.11	$5.01

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187-1658-5553

dqir@daqo.com

SOURCE: Daqo New Energy Corp.

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